Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/8/2023:

13,394,136 Common Shares

Date: September 5, 2023

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On August 4, 2023, the Issuer received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) advising that the Issuer is not in compliance with the minimum bid price requirement under Nasdaq policies, of US$1.00 per share. In accordance with Nasdaq policies, the Issuer has 180 calendar days, or until January 29, 2024, to regain compliance. The Notification Letter does not affect the Issuer’s listing on the Canadian Securities Exchange.

•
On August 11, 2023, the issuer shared the new medical cannabis reform announced by the Israeli ministry of health on August 7, 2023 (the "Reform"). Oncology, epilepsy, gastrointestinal diseases such as Crohn's and colitis, dementia, autism from the age of 5, multiple sclerosis, AIDS, Parkinsons, Tourette- Syndrome and palliative care. All Israeli patients suffering from these indications will be able to have access to medical cannabis with a regular prescription. The key aspects of the regulatory reform are the following: 1. Starting December 29, 2023, patients with a wide range of diseases and medical conditions will no longer be required to obtain a license to receive medical cannabis. Patients will receive a prescription similar to those for other prescription medications. 2. Cannabis can now also be used as a first line treatment as opposed to a last resort based on medical discretion. 3. Simplification of the export process which can facilitate the export of Israeli grown cannabis to Europe along with the associated EU-GMP certification process. While point 1 is already approved, points 2 and 3 are pending final approval by the ministry of health.

•	On August 14, 2023, the Issuer filed its interim financial statements and MD&A for the three and six months ended June 30, 2023, and announced its unaudited financial results for Q2 2023.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize Issuer-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In August 2023, the Issuer re-launched cannabis strains in Israel called “ICY C" and "UPSIDE DOWN C”.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In August 2023, the Issuer hired 1 employee and 1 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14.	Provide details of any securities issued and options or warrants granted.

Not Applicable.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

As of February 2023, and to date, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Issuers’ ability to operate in the Israeli market.

The Israeli ministry of health announced the anticipated medical cannabis regulatory reform on Monday August 7, 2023. The new regulations will remove many of the heavy regulations in the sector, making medical cannabis more accessible to patients as well as boosting export.  For more information about the Reform see section 1 above.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: September 5, 2023

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End August 2023	Date of Report YY/MM/D 2023/9/5
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 542815033
Contact Name Michal Lebovitz Nissimov	Contact Position General Counsel	Contact Telephone No. +972 542815033
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/